Invesco Ltd.

1555 Peachtree Street, NE

Atlanta, Georgia 30309

July 19, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:    Lory Empie

                    Robert Klein

Re:	Invesco Ltd.

  Form 10-Q for the Quarterly Period Ended March 31, 2019

  Filed April 25, 2019

  File No. 001-13908

Ladies and Gentlemen:

Invesco Ltd. (the “Company”) respectfully submits this letter in response to the comment contained in the letter dated June 14, 2019 from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) relating to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2019, filed with the SEC on April 25, 2019 (the “Q1 2019 Form 10-Q”). We have, for your convenience, reproduced the Staff’s comment, followed by the Company’s response, below.

Form 10-Q for the Quarterly Period Ended March 31, 2019

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Schedule of Non-GAAP Information

Reconciliation of Operating revenues to Net revenues, page 45

1.     We note that you deduct third party distribution, service and advisory expenses to arrive at an adjusted measure of net revenues, which is then used to calculate an adjusted operating margin and net revenue yield on AUM. Considering that you are required to present revenue and related costs on a gross basis in accordance with GAAP, presenting them otherwise may violate Rule 100(b) of Regulation G by substituting individually tailored recognition and measurement methods for those of GAAP. Please explain to us how you considered whether your current presentation complies with Regulation G and Question 100.04 of the Compliance and Disclosure

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Interpretations on Non-GAAP Financial Measures or revise your future filings to exclude this adjustment.

Response to Comment 1:

Based on the evaluation of Rule 100(b) and the various definitions in Rule 101 of Regulation G, as well as the guidance in Question 100.04, the Company determined that deducting third party distribution, service and advisory expenses to arrive at an adjusted measure of net revenues, which is then used to calculate an adjusted operating margin and net revenue yield on AUM, does not substitute individually-tailored recognition or measurement methods for those of GAAP and therefore complies with Regulation G and Question 100.04.

The Company’s adjustments to net third party costs against revenues do not accelerate the recognition of any revenue, do not change the timing of revenue recognition between reported periods, and do not otherwise result in the inclusion of amounts presented as revenues that are not recognized as revenue under GAAP. The presentation does not alter net income in any way. The intent of the presentation is not to imply that the Company has no responsibility for fulfilling its obligations under its revenue-generating contracts or that it is acting in an agent capacity. In fact, the Company is explicit in its accounting policy disclosures about being deemed the principal with respect to these costs. The Company believes that its presentation of net revenues does not contain an untrue statement of material fact, nor does it omit a material fact necessary in order to make the presentation of net revenues.

The Company believes that the deduction of third-party distribution, service and advisory expenses from operating revenues in its non-GAAP measures appropriately reflects the nature of these expenses as costs that are passed through to external parties who distribute and perform functions on behalf of the Company’s managed funds. Revenue and distribution expenses vary extensively by geography due to the differences in contracts and regulation. As disclosed in the Company’s Revenue Recognition accounting policy in Note 1 of the Company’s Form 10-K for the fiscal year ended December 31, 2018 (the “2018 Form 10-K”), “generally, retail products offered outside of the U.S. do not generate a separate distribution fee,” whereas distribution expenses in the U.S. are typically tied to the 12b-1 distribution fee revenue and are not viewed as controllable expenses (in contrast to the Company’s other operating expenses), as little to no margin is retained. At March 31, 2019, approximately 43% of the Company’s revenues were generated outside of the U.S. As a global asset manager with significant presence outside of the United States, the net presentation assists in identifying the actual economic revenue contribution generated and controlled by the business, mitigating differences caused by the differing gross revenue structures and distribution channel fees and allowing for a comparison with more U.S.-centric peer investment managers and within the Company’s own business.

Additionally, the Company evaluates net revenue yield on AUM, which is equal to net revenues divided by average AUM during the reporting period. This non-GAAP financial measure is an indicator of the basis point net revenues received for each dollar of AUM managed. The

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Company believes it could be misleading to present only gross management fee revenues (and gross revenue yield on AUM) given the actual economics retained related to each dollar of AUM managed. The Company believes that it provides useful supplemental information when evaluating the Company’s performance relative to industry competitors and within the Company for managing the business.

The Company is aware that industry analysts acknowledge the differences in reporting results as not being reflective of the actual economics that can occur in U.S. GAAP operating margins. There is also acknowledgement that it is difficult to compare the operating margins of global asset managers with different fee structures in different geographic locations and regulatory frameworks, given that many non-U.S. retail investment products have single (“unitary”) management fees, whereas U.S. retail funds have significant levels of zero- or low-margin revenues. For these reasons, many analyst reports prefer to cite the relative economics of the investment management firms under review using a net revenues presentation.

The adoption of Accounting Standards Update 2014-09, “Revenue from Contracts with Customers (ASU 2014-09)” on January 1, 2018, was not the trigger for the Company to net third party distribution, service and advisory expenses against revenue for its non-GAAP presentation. In fact, as disclosed in the “Accounting Pronouncements Recently Adopted” section of Note 1 of the 2018 Form 10-K, the adoption of ASU 2014-09 resulted in certain costs being grossed up as well as certain costs being netted against revenues. The aggregate adoption impact for 2018 on total operating revenues and on third party distribution, service and advisory expenses was a change of only 1% and 5%, respectively, from balances reflected without the adoption of ASU 2014-09. The Company has been presenting net revenues as a non-GAAP measure since its initial Form 10-K filing on February 29, 2008 for the period ended December 31, 2007. These non-GAAP measures form the basis of its operational budgets and forecasts and assist management and the Board of Directors in determining incentive compensation decisions, as outlined in the Company’s proxy statement.

In summary, the Company believes that its presentation of net revenues, adjusted operating margin and net revenue yield on AUM, when taken together with robust disclosures accompanying those non-GAAP measures, which includes a discussion of those measures as well as a presentation with equal or greater prominence of the most directly comparable GAAP measures (operating revenues, operating margin and gross revenue yield on AUM), provides its investors and other stakeholders with greater transparency into its ongoing operating results and enables them to better compare its operating performance with the operating performance of its competitors, including with those of its competitors having different geographic footprints. These adjustments also allow for a more equal basis of comparability of the Company’s business performance on a period over period basis.

For the foregoing reasons, the Company believes that its presentation of net revenues, adjusted operating margin and net revenue yield on AUM as supplemental non-GAAP performance

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measures, when taken together with the information accompanying those measures, is in compliance with Rule 100(b) of Regulation G and Question 100.04.

*    *     *

I hope that the foregoing has been responsive to your comment. If you should have any questions about this letter or require any further information, please call me at (404) 479-2970 or Craig E. Marcus of Ropes & Gray LLP at (617) 951-7802.

Sincerely,

/s/ Loren M. Starr

Senior Managing Director and Chief Financial Officer

cc:    Craig E. Marcus